Mail Stop 6010

August 25, 2006

Via U.S. Mail and Facsimile (203) 222-1182

Phillip Widman
Senior Vice President and Chief Financial Officer
Terex Corporation
500 Post Road East, Suite 320
Westport, Connecticut 06880

> **Re:** **Terex Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed May 17, 2006**
> **File No. 001-10702**

Dear Mr. Widman:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note C – Accounting Changes – Business Combinations and Goodwill, page F-14

1.   In future filings please add clarifying discussion about the accounting for the $54 million identified as "utilization of tax net operating losses."

Form 8-K filed March 9, 2006

2.   The press release furnished in this Form 8-K includes the following statement in
        the heading: "Full-year 2005 earnings expected to increase approximately 64%
        versus 2004, excluding special items."   We also see other instances in this and in
        subsequent press releases furnished on Form 8-K where GAAP information is not
        presented with equal or greater prominence to non-GAAP data. Under S-K Item
        10(e)(1)(i) whenever one or more non-GAAP financial measures are provided, a
        registrant must include a presentation, with equal or greater prominence, of the
        most directly comparable financial measure or measures calculated and presented
        in accordance with Generally Accepted Accounting Principles. Please apply this
        guidance in all future filings and earnings releases.

3.   As a related matter we see disclosures of anticipated earnings per share, excluding
        special items. It appears that the projected guidance is based on non-GAAP
        measures. Please accordingly expand any future disclosures of projected non-
        GAAP data to consider the guidance from S-K Item 10(e)(1)(i).

Form 8-K filed May 5, 2006

4.   We note that you present non-GAAP measures and reconciliations in the form of
        condensed statements of operations. This format may be confusing to investors as
        it presents non-GAAP captions, sub-totals, a per-share measure and adjusted
        EBITDA which have not been individually described to investors. It is not clear
        whether management uses each of these non-GAAP measures; and, they maybe
        shown here primarily as a result of the presentation format. Under Instruction 2
        to Item 2.02 of Form 8-K when furnishing information under this Item you must
        provide all of the disclosures required by S-K Item 10(e)(1)(i), including a
        reconciliation to the directly comparable GAAP measure for *each* non-GAAP
        measure presented with accompanying explanation about why you believe *each*
        non-GAAP measure provides useful information to investors.

        •   To eliminate investor confusion, please remove the condensed statements of
            operations adjusted to exclude "special items" from all future filings and
            instead disclose only those non-GAAP measures used by management that
            you wish to highlight for investors, with the appropriate individual
            reconciliations.

        •   Please note that in the event that your Form 8-K is incorporated by reference
            into a 33 Act registration statement, we may have additional questions relating
            to the appropriateness of this information being included in a document filed
            with, and not just furnished to, the Commission.

We note that an earnings release dated July 26, 2006 also includes non-GAAP information presented in the form of a statement of operations adjusted to exclude "special items". Our comment about this format also applies to that document.

Form 8-K dated July 26, 2006

5.   We see that you have provided a combined supporting statement for the various non-GAAP measures furnished in this and in other Forms 8-K. Under S-K Item 10(e)(1)(i) you should provide an explanation about why you believe *each* non-GAAP measure provides useful information to investors; and, to extent material, statements describing any other purposes for which management uses *each* measure. The statements in support of each measure should be specific and substantive. Those disclosures should also consider the guidance from Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant